SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

WebMD Health Corp.
(Name of Issuer)

Common Stock, Par Value $0.01
(Title of Class of Securities)

94770V102
(CUSIP Number)

Keith Schaitkin, Esq.
General Counsel
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 18, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  / /.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

Item 1.  Security and Issuer

This statement constitutes Amendment No. 10 to the Schedule 13D relating to the Common Stock, par value $0.01 (the “Shares”), issued by WebMD Health Corp. (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on October 21, 2011, as amended by Amendment No. 1 to the Schedule 13D filed on November 3, 2011, Amendment No. 2 to the Schedule 13D filed on November 25, 2011, Amendment No. 3 to the Schedule 13D filed on November 30, 2011, Amendment No. 4 to the Schedule 13D filed on January 18, 2012, Amendment No. 5 to the Schedule 13D filed on April 12, 2012, Amendment No. 6 to the Schedule 13D filed on June 8, 2012, Amendment No. 7 to the Schedule 13D filed on May 7, 2013, Amendment No. 8 to the Schedule 13D filed on August 5, 2013 and Amendment No. 9 to the Schedule 13D filed on September 17, 2013  (together, the “Schedule 13D”), on behalf of the Reporting Persons (as defined in the Schedule 13D), to furnish the additional information set forth herein.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

This Amendment No. 10 to the Schedule 13D reports that the Reporting Persons ceased to be the beneficial owner of more than five percent (5%) of the Shares on October 18, 2013.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following:

On October 18, 2013, the Reporting Persons entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) with the Issuer pursuant to which the Reporting Persons agreed to sell to the Issuer an aggregate of 5,527,433 Shares, at a price of $32.08 per share.  The transaction contemplated by the Stock Purchase Agreement is expected to close on October 21, 2013.  As a result of the transactions contemplated by the Stock Purchase Agreement, the Reporting Persons do not beneficially own any Shares of the Issuer.  The foregoing description of the Stock Purchase Agreement does not purport to be complete and is qualified by reference to the Stock Purchase Agreement, a copy of which is filed herewith as an exhibit and is incorporated into this Item 4 by reference.

Item 5.  Interest in Securities of the Issuer

Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The Reporting Persons do not beneficially own any Shares of the Issuer.

Item 5(b) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(b) The Reporting Persons do not beneficially own any Shares of the Issuer.

Item 5(c) of the Schedule 13D is hereby amended to add the following:

The following table sets forth all transactions with respect to Shares since September 17, 2013 (the date of the Reporting Persons most recent Schedule 13D amendment with respect to the Issuer), by any of the Reporting Persons, inclusive of any transactions effected through 5:00 p.m., New York City time, on October 18, 2013.  All such transactions were sales of Shares pursuant to the Stock Purchase Agreement.

Name of Reporting Person	Date of Transaction	Number of Shares Purchased / (Sold)	Price Per Share
High River LP	10/18/2013	(1,105,487)	$32.08

Icahn Partners LP	10/18/2013	(1,725,488)	$32.08

Icahn Partners Master Fund LP	10/18/2013	(1,796,157)	$32.08

Icahn Partners Master Fund II L.P.	10/18/2013	(625,134)	$32.08

Icahn Partners Master Fund III L.P.	10/18/2013	(275,167)	$32.08

Item 5(d) of the Schedule 13D is hereby amended to add the following:

On October 18, 2013, the Reporting Persons ceased to be the beneficial owner of more than five percent (5%) of the Shares.

Item 6.  Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

The disclosure set forth above in Item 4 is hereby incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits

1          Stock Purchase Agreement dated October 18, 2013.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 21, 2013

ICAHN PARTNERS MASTER FUND LP
ICAHN PARTNERS MASTER FUND II LP
ICAHN PARTNERS MASTER FUND III LP
ICAHN OFFSHORE LP
ICAHN PARTNERS LP
ICAHN ONSHORE LP
BECKTON CORP.
HOPPER INVESTMENTS LLC
BARBERRY CORP.
HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, general partner

By:           /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

ICAHN CAPITAL LP
By: IPH GP LLC, its general partner
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
IPH GP LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES G.P. INC.

By:           /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

/s/ Carl C. Icahn_____________
CARL C. ICAHN

[Signature Page of Schedule 13D – WebMD Health Corp. Amendment No. 10]